SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. N/A

Regional Bankshares, Inc.
 (Name of Issuer)

Regional Bankshares, Inc.
Francine P. Bachman	Woodward H. Morgan, III
T. James Bell, Jr.	Randolph G. Rogers
Peter Collin Coggeshall, Jr.	Gosnold G. Segars
Franklin Hines	Howard W. Tucker, Jr.
Terry M. Hancock J. Richard Jones	Curtis A. Tyner, Sr. Patricia M. West
 (Names of Person(s) Filing Statement)

Common Stock
 (Title of Class of Securities)

(CUSIP Number of Class of Securities)

Curtis A. Tyner, Sr.
President and Chief Executive Officer
Regional Bankshares, Inc.
206 South Fifth Street
Hartsville, South Carolina 29550
(843) 383-0570

Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Katherine M. Koops, Esq.
Powell Goldstein LLP
One Atlantic Center – Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia  30309
(404) 572-6600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or
Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,667,772.94	$333.56

*
For purposes of calculating the fee only.  This amount assumes the acquisition of 42,499 shares of common stock of the subject company for $14.50 per share in cash and the exchange of  123,856 shares of common stock of the subject company for 123,856 shares of Series A Preferred Stock of the subject company.  Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value for the shares exchanged for Series A Preferred Stock is based on the book value of the subject company as of March 31, 2006, which was $8.49 per share.  The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with an Agreement and Plan of Reorganization (the “Plan”) that is designed to take Regional Bankshares, Inc. (“Regional” or the “Company”) private by reducing its number of common shareholders of record below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).  A copy of the Plan is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule.  The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein.  The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the Plan.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.  The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference.  Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT REGIONAL AND ITS AFFILIATES—Overview and —Market for Common Stock and Dividends,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Regional Bankshares, Inc., 206 South Fifth Street, Hartsville, South Carolina 29550, telephone (843) 383-0570.  Each filing person is a citizen of the United States and is a director of the Company.  Curtis A. Tyner, Sr. is also the President and Chief Executive Officer of the Company.  The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT REGIONAL AND ITS AFFILIATES—Directors and Executive Officers.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval,” and “SPECIAL FACTORS —Purpose of the Reorganization, —Reasons for the Reorganization, —Recommendation of the Board of Directors; Fairness of the Reorganization, —Effects of the Reorganization on Affiliates, —Effects of the Reorganization on Unaffiliated Shareholders and —Effects of the Reorganization on Shareholders Generally,” and —Federal Income Tax Consequences of the Reorganization” and “DISSENTERS’ RIGHTS.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered—Business Combination and
—Recommendation of the Board of Directors; Fairness of the Reorganization —Substantive Fairness,” and “INFORMATION ABOUT REGIONAL AND ITS AFFILIATES —Recent Affiliate Transactions in Regional Stock, —Purchases of Regional Stock During Prior Two Years, and —Related Party Transactions.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock exchanged for cash or Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock.  Other than the Reorganization described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Regional or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Regional or any subsidiary;

(3)	any material change in Regional’s present dividend rate or policy or in its indebtedness or capitalization;

(4)
any change in Regional’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Regional’s corporate structure or business;

(6)
any class of Regional’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)
except as disclosed in response to Item 7 relating to the prospective termination of registration of the Regional common stock under the Exchange Act, any class of Regional’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Regional’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reorganization, —Alternatives Considered, —Reasons for the Reorganization, —Pro Forma Effect of the Reorganization, —Effects of the Reorganization on Regional , —Effects of the Reorganization on Affiliates, —Effects of the Reorganization on Unaffiliated Shareholders, —Effects of the Reorganization on Shareholders Generally, —Federal Income Tax Consequences of the Reorganization and —Determination of Fairness by Regional Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reorganization and —Determination of Fairness by Regional Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization.”  No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Effects of the Reorganization on Regional—Negative Effects—Financial Effects of the Reorganization.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT REGIONAL AND ITS AFFILIATES—Stock Ownership by Affiliates.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and Appendix D thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A	Agreement and Plan of Reorganization

Appendix B	Terms of the Series A Preferred Stock

Appendix C	South Carolina Dissenters’ Rights Statute

Appendix D	Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2006 and for the Quarter Ended March 31, 2007

Appendix E	Opinion of Independent Financial Advisor

 (Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 000-32493)

2.	Consent of Elliot Davis, LLC

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 23, 2007

REGIONAL BANKSHARES, INC.

By:	/s/ Curtis A. Tyner, Sr.
Curtis A. Tyner, Sr.
President and Chief Executive Officer

RBI INTERIM CORPORATION

By:	/s/ Curtis A. Tyner, Sr.
Curtis A. Tyner, Sr.
President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Schedule 13E-3 constitutes and appoints Curtis A. Tyner his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Schedule 13E-3, and to file the same, with all exhibits hereto, and other documents in connection herewith, including specifically responses to comment letters, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done to effectual the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.  The agency granted hereby is coupled with an interest and a third party is entitled to rely on such agency without need for further inquiry.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Schedule 13E-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Francine B. Bachma	Director	July 23, 2007
Sidney S. (Buck) Anderson

/s/ T. James Bell, Jr.	Director	July 23, 2007
T. James Bell, Jr.

/s/ Peter C. Coggeshall, Jr.	Director	July 23, 2007
Peter C. Coggeshall, Jr.

/s/ Terry M. Hancock	Director	July 23, 2007
Terry M. Hancock

/s/ Franklin Hines	Director	July 23, 2007
Franklin Hines

/s/ J. Richard Jones	Director	July 23, 2007
J. Richard Jones

/s/ Woodward H. Morgan, III	Director	July 23, 2007
Woodward H. Morgan, III

/s/ Randolph G. Rogers	Director	July 23, 2007
Randolph G. Rogers

/s/ Gosnold G. Segars, Jr.	Director	July 23, 2007
Gosnold G. Segars, Jr.

/s/ Howard W. Tucker, Jr.	Director	July 23, 2007
Howard W. Tucker, Jr.

/s/ Curtis A. Tyner, Sr.	Director, President and Chief Executive Officer	July 23, 2007
Curtis A. Tyner, Sr.

/s/ Patricia M. West	Director	July 23, 2007
Patricia M. West

EXHIBIT INDEX

1.	Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

Appendix A	Agreement and Plan of Reorganization

Appendix B	Terms of the Series A Preferred Stock

Appendix C	South Carolina Dissenters’ Rights Statute

Appendix D	Financial Statements and Management’s Discussion and Analysis for the Year Ended December 31, 2006 and for the Quarter Ended March 31, 2007

Appendix E	Opinion of Independent Financial Advisor

(Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 000-32493.)

2.	Consent of Elliott Davis, LLC